Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Cardiome Pharma Corp. (“Cardiome” or the “Corporation”)

1441 Creekside Drive, 6th floor

Vancouver, BC V6J 4S7

Item 2.	Date of Material Change

March 27, 2018

Item 3.	News Release

A news release announcing the material change was disseminated on April 6, 2018 through Canada Newswire and filed on SEDAR.

Item 4.	Summary of Material Change

Cardiome has entered into a first amending agreement to its amended and restated term loan agreement with CRG Servicing LLC (“CRG”) managed funds dated May 11, 2017 (the "Amending Agreement") to provide for certain adjustments to the financial covenants with respect to minimum revenue. Under the terms of the Amending Agreement, CRG has waived its right to receive payment of certain cash compensation of up to $6 million dollars that would have been required under the original agreement and has agreed to permit the divestiture of Cardiome’s Canadian business portfolio under the proposed transaction with Cipher Pharmaceuticals Inc. In consideration for entering into the Amended Agreement, CRG received 800,000 common share purchase warrants with an exercise price of US$2.50 (the “Warrants”). The Warrants are subject to a four-month hold period and are exercisable until March 27, 2023.

Item 5.	5.1 - Full Description of Material Change

Cardiome has entered into a first amending agreement to its amended and restated term loan agreement with CRG managed funds dated May 11, 2017 to provide for certain adjustments to the financial covenants with respect to minimum revenue. Under the terms of the Amending Agreement, CRG has waived its right to receive payment of certain cash compensation of up to $6 million dollars that would have been required under the original agreement and has agreed to permit the divestiture of Cardiome’s Canadian business portfolio under the proposed transaction with Cipher Pharmaceuticals Inc. In consideration for entering into the Amending Agreement, CRG received 800,000 Warrants with an exercise price of US$2.50. The Warrants are subject to a four-month hold period and are exercisable until March 27, 2023.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Justin Renz

Chief Financial Officer

778-331-0962

Item 9.	Date of Report

April 6, 2018.